April 24, 2007
Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Fortune Industries, Inc.
Form 10-K for the fiscal year ended August 31, 2006 filed November 29, 2006
Form 10-Q for the fiscal quarter ended November 30, 2006 filed January 16, 2007
File No. 0-19049
Dear Mr. Spirgel:
This letter is in response to the comments set forth in the letter from the Staff of the Securities and Exchange Commission dated March 26, 2007 and received by the Company on March 30, 2007 in connection with the Form 10-K filed by the Company for the fiscal year ended August 31, 2006 and the Form 10-Q filed by the Company for the fiscal quarters ended November 30, 2006. Each of your comments appears below, numbered as in your letter, and is followed by our response.
Form 10-K for the fiscal year ended August 31, 2006
Consolidated Statements of Operations, page 45
1. Comment: If the captions “cost of sales” and “gross profit” exclude depreciation for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to “cost of sales” or remove the caption “gross profit” and indicate the amount of applicable depreciation that is excluded from “cost of sales.” Please address this comment accordingly through your filing.
Response: The Company notes that applicable depreciation for property and equipment directly attributed to the generation of revenue has been excluded from cost of sales and gross profit. The Company estimates the amounts to be $723,000, $584,000 and $318,000 for fiscal years ending 2006, 2005 and 2004, respectively. In accordance with SAB 11:B, the Company will revise its future periodic Exchange Act filings to include depreciation related to property and equipment directly attributed to the generation of revenue within cost of sales.

Mr. Larry M. Spirgel
Securities and Exchange Commission
April 24, 2007

Consolidated Statements of Cash Flows, page 47
2. Comment: Please present the allowance for doubtful accounts on a gross basis by presenting bad debt expense as an adjustment to reconcile net income to net cash provided in operating activities.
Response: The Company will revise its future Exchange Act filings to include bad debt expense as an adjustment to reconcile net income to net cash provided in operating activities.
Note 1 — Nature Business and Summary of Significant Accounting Policies
Revenue and Cost Recognition, page 50
3. Comment: Tell us and disclose your revenue recognition policy with regard to your services provided in your Business Solutions segment.
Response: The Company’s revenue recognition policy with regard to its services provided in its Business Solutions segment (which is wholly comprised of Professional Employer Organization companies (“PEO’s”)) is consistent with the analyses set forth by the Company in its written response to the SEC dated March 31, 2004 and in the Company’s supplemental written response dated October 1, 2004. The Company believes its accounting is consistent with guidance from the SEC.
Consistent with the Company’s prior responses and as stated in its 2006 Form 10-K, the Company reports revenues in accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. The Company bills clients gross wages plus additional charges for employment related taxes, benefits, workers’ compensation insurance, administrative services and record keeping, as well as safety, human resources, and regulatory compliance consultation. The Company invoices clients concurrently with each periodic payroll of its worksite employees. The Company accrues unbilled receivables for payroll taxes, service fees, health and welfare benefits plan fees, workers’ compensation and unemployment insurance fees relating to work performed by worksite employees but unpaid at the end of each period. In addition, the related costs of services are accrued as a liability for the same period. Subsequent to the end of each period, such costs are paid and the related service fees are billed.
Although the Company maintains that it is the primary obligor for all billings to their clients, the Company has adopted the revenue recognition policies associated with EITF 99-19 and SAB 101, as recommended by the SEC for other public PEO companies such as Administaff, Inc. and Gevity HR, Inc. The Company records the transactions for gross wages net of related wage expense, thus the amount of revenue recorded on the income statement equals $0 as it relates to gross wages. All other items that are billed to the client are recorded on a gross basis with related expenses being recorded as costs of sales. The Company reports revenues on a gross basis for such fees because the Company is the primary obligor and deemed to be the principal in these transactions under EITF No. 99-19. The Company is the primary obligor for all items, except for wages, for several reasons. First, all reporting, remittance and calculations submitted to third parties including federal, state and local government offices as well as employment insurance vendors are done under the PEO’s, federal, state, and local or vendor identification numbers. No identification or recognition is given to the client when these monies are remitted or calculations are reported. All calculations or amounts we owe the government and employment insurance vendors are based on the experience levels and activity of the PEO’s, with no consideration to client detail. There is no direct relationship between what we pay versus what we charge a client. In fact, if we do not charge enough to a client for the costs that we incur, then we would essentially lose money on that client.

Mr. Larry M. Spirgel
Securities and Exchange Commission
April 24, 2007

When we bill a client, the client is charged an overall fee percentage (what we refer to in our SEC filings as “service fee”) that includes all components explained above. One of the components of this overall percentage is employment related taxes of which state unemployment tax is one component (there are others like Social Security, Medicare, etc.). Said another way, we bill the client an overall percentage that is to cover our cost of the items explained above of which state unemployment is just one. What we pay the state is almost always different from what is charged due to differences in the rate and method of calculation. All information is reported under the PEO’s identification numbers and remitted as such and the client is not identified. In these transactions the Company acts as the employer and we owe the money; the liability rests with the Company.
In addition, even if our client does not pay us, we are still obligated to pay the monies owed to the federal, state or local agency or the vendor in question (e.g. workers’ compensation). We are the obligor in the view of the above agencies and all billings, reporting and compliance questions are directed to us and are our responsibility and obligation.
Accordingly, we believe we are the primary obligor for these remaining items that are included in our service fee to the client and recognize revenue gross under EITF 99-19 guidance because of the method of computation, identification, reporting, payment, compliance and ultimate liability issues addressed above.
Note 2 — Acquisitions and Pro Forma Financial Statements
CSM, Inc. (Business Solutions Segment)
4. Comment: We note you issued a put option related to the restricted shares issued in the CSM acquisition. Please tell us if this put option can also be put to the Company. If so tell us how you considered paragraph 10 and 11 of SFAS 150 related to the option. Also, tell us how you considered the option in your purchase accounting.
If the Company is not liable for the put option please tell us how you considered the amendment to SAB Topic 5 as codified in SAB 107. Also tell us how you considered the option in your purchase accounting.

Mr. Larry M. Spirgel
Securities and Exchange Commission
April 24, 2007

Response: The restricted shares subject to the put option cannot be put to the Company and therefore the common shares were outside the scope of SFAS 150. The Company deemed the value of the CSM put option to be $0; this value was based on the assumption that the merger agreement between the Company and CSM requires any shares put by the former CSM shareholders to be directed to the Company’s majority shareholder. Furthermore, the personal net worth of the majority shareholder exceeded the maximum put liability by a significant margin. The likelihood of liability to the Company was deemed remote. The presentation in note 2 disclosed all material risks and elements related to the put option.
The Company believes that the put option is outside the scope of SAB Topic 5 as codified in SAB 107, as the majority shareholder will not be paying an expense on behalf of the Company related to the put options.
5. Comment: Please tell us how you considered EITF 01-03 in regards to the deferred revenue recognized in the CSM acquisition.
Response: The Company notes that under terms of the merger agreement for CSM, the Company had a deferred liability of $1,361,000 at April 1, 2005. The amount recorded as deferred revenue related to cash collections received prior to April 1, 2005 from clients whose payroll and related payroll expenses were not paid prior to April 1, 2005. As such, the Company should recognize a liability under EITF 01-03 because it had assumed a legal obligation to pay the payroll expenses related to its newly acquired co-employees.
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
6. Comment: We note that you conclude your disclosure controls and procedures were not effective on August 31, 2006. Please tell us who discovered the material weaknesses, when they were discovered and your plans to remediate the control weaknesses.
Response: The Company’s management discovered the material weaknesses as part of its continued monitoring of processes and procedures performed during the fourth quarter and during the time of the audit of the Company’s financial statements by the Company’s external auditors.
The control weaknesses are as follows:
(i)	additional accounting personnel were needed both at the holding company level and at certain subsidiaries at August 31, 2006 to ensure that certain disclosure controls and procedures were operating effectively;

(ii)	greater segregation of duties was needed in the accounting functions; and

(iii)	certain procedures should be documented to ensure that personnel turnover does not result in a failure of those procedures.

Mr. Larry M. Spirgel
Securities and Exchange Commission
April 24, 2007

These weaknesses created certain audit adjustments that may be construed as material weaknesses or significant deficiencies. The Company expects improvement based on the plan noted below:
(i)	Accounting personnel and (ii) Segregation of duties
a.	In fiscal 2006, the Company hired at its corporate office a qualified assistant controller who maintains a CPA license;

b.	The Company hired new qualified controllers, one of whom maintains a CPA license, at two of its subsidiary locations;

c.	The Company created an additional accounting position at one of its subsidiary locations in fiscal 2007.
(iii)	Documentation of procedures
a.	The Company requires additional period end checklists and sign off for financial results;

b.	The Company is implementing and standardizing budgeting and financial reporting within certain business units;

c.	The Company has standardized the operating software within certain segments and is exploring several alternative accounting packages within its’ Business Solutions segment and at the holding company.
The Company will continue to disclose that controls and procedures are not effective until the point at which sufficient changes in the Company’s internal control environment have been implemented and are operational.
7. Comment: Please tell us if you had any changes in internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting as outlined in Item 308(c) of Rule S-K.
Response: The Company is currently planning several changes to its internal control environment; however these changes are expected to occur in late fiscal 2007 or early fiscal 2008. As such, no disclosure is warranted for the Company’s Form 10-Q at this time.
Form 10-Q for the quarterly period ended November 30, 2006
8. Comment: Address the comments above as applicable.
Response: The Company has addressed the comments for its Form 10-Q within each above section as applicable.
Note 11 — Variable Interest Entity, page 20
9. Comment: Please provide us with additional details concerning the Variable Interest Entity. Tell us when the Variable Interest Entities was created. Tell us how you determined that consolidation was appropriate as of November 30, 2006. Also tell us how you determine that consolidation was not appropriate in previous periods.

Mr. Larry M. Spirgel
Securities and Exchange Commission
April 24, 2007

Response: The Company’s two largest shareholders, Chairman of the Board, Carter M. Fortune and CEO, John F. Fisbeck (collectively “Owners”) are equal 50% owners of Fisbeck-Fortune Development, LLC (“FFD”). The entity, created on or about January 20, 2004, owns the Company’s corporate office in Indianapolis, and operating facilities of subsidiary James H. Drew (Drew) in Indianapolis, Knoxville, TN, Alton MO, and Columbus, OH. Additionally, FFD has ownership of 384,500 shares of the Company’s stock. FFD does not have any other significant assets.
The real estate owned by the FFD consists of land, buildings and building improvements, which were pledged as collateral for mortgages under which the lender has no recourse to the Company. Additionally the debt of FFD is guaranteed by Mr. Fortune and Mr. Fisbeck. There have never been any explicit interests through guarantees from the Company.
The following are additional facts that were evident prior to the consolidation of FFD on 11/30/06 and support the Company’s basis for no consolidation under FASB Interpretation No. 46(R) at 8/31/06 and prior:
•	It was arguable that sufficient equity ($500,000 — $750,000) was at risk since inception — cash was contributed as a down payment towards the purchase of the Company’s operating facility in Indianapolis.

•	The Company does not (and has never) guaranteed any debt included in FFD; also there were no known side agreements or other related possible variable interests.

•	The Owners personally guarantee the debt included on the balance sheet of FFD.

•	The rent charged to the Company by FFD was commensurate to similar leases in the respective geographical regions.

•	The Indianapolis buildings are in prominent business areas in a key business district in Indianapolis (both are in “Park 100 Business District” on the Northwest side of the city).

•	Both buildings are deemed attractive leasing facilities that likely could be rented to a third party in a reasonable period of time if needed.

•	The Owners collective net worth exceeds $100M; of which the majority is unrestricted securities of a heavily traded Fortune 500 Company.

•	The Owners had the direct ability to make decisions about FFD’s activities through voting rights.

Mr. Larry M. Spirgel
Securities and Exchange Commission
April 24, 2007

•	The Owners were obligated to absorb any losses; although losses were not incurred, as the cash flow from the leases with the Company was sufficient to generate a small profit.

•	Due to the financial prowess of the Owners (primarily Mr. Fortune) combined with the financial strength of FFD; FFD and the Owners were in a strong position to finance their own activities. The Owners have the right to receive 100% of the expected residual returns of the entity which is considered compensation for the risk of absorbing potential losses.
Based on the facts and circumstances noted above, the Company’s management concluded FFD did not qualify for consolidation as a “variable interest entity” to the Company; although the leases clearly represent “variable interests”, the owners of FFD have proportionate voting rights compared with their economic interests and all of FFD’s activities are conducted on behalf of the Owners on a proportionate basis. Consolidation was not required as the Company was not the primary beneficiary — prior to 11/30/06 the Company was not the party that absorbed the majority of the potential losses or obtained the majority of the potential income.
The following facts and circumstances became evident subsequent to 8/31/06 and support the conclusion that the Company became the primary beneficiary.
Over the past three years, the Company entered into various acquisition agreements which contain option agreements between the sellers and the Company’s majority shareholder, Mr. Fortune. The option agreements provide for put/ call options on the Company’s common stock held by the sellers as consideration for their interests in the acquired companies. The put/ call options range in price from $0 to $10 per common share, generally based on the trading value of the stock at the time of the agreement. Total approximate estimated cash outlays by Mr. Fortune, subsequent to November 30, 2006, for these options were approximately $12 million. The put/call options were exercised during the months of December 2006 through March 2007; the majority of the $12 million relates to a) a put option exercised by Harlan Schafir (PSM acquisition) of approximately $8.5 million; and b) a call option exercised by Mr. Fortune with Norm Wolcott (Nor-Cote acquisition) of approximately $2.7 million.
During the Company’s first fiscal quarter 2007, Mr. Fortune and Mr. Fisbeck agreed to finance the entire $12 million purchase of these shares individually with a bank. As a result of this transaction, the Owners elected to charge a significant increase in rent to the Company from FFD. The Owners used the cash from the rent increase to service the new debt incurred to finance the $12 million obligations from the put/call. We believe at this point, the Company became the primary beneficiary due to the chain of events such transactions created. The Company now provides subordinated financial support through the significant increase in the rent charged by FFD; which is ultimately used to service the Owners’ new individual $12 million debt.

Mr. Larry M. Spirgel
Securities and Exchange Commission
April 24, 2007

In order to test the reasonableness of the proposed increase in rent, our Board of Directors requested a third party analysis on the rental expense it recorded related to FFD during the first quarter 2007. As a result of that analysis which considered local market rates, the Company and FFD renegotiated lease documents to better align with market rates, which caused an increase in rent expense and additional cash to pay the interest on the personal debt to Mr. Fortune and Mr. Fisbeck. Though the increase in rent paid to FFD appeared to be in line with the market conditions of our local economy; it became difficult for the Company to justify the implicit interest related to the existing debt on FFD’s balance sheet and therefore consolidation was appropriate in our opinion.
Pursuant to your comment letter, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its 2006 Form 10-K or First Quarter Fiscal 2007 Form 10-Q; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have worked closely with our external auditors on our responses to your comments. We encourage you to contact us, if necessary, to arrange a discussion involving our external auditors if any additional explanation is required with respect to the issued raised in the March 26, 2007 Comment Letter. You can contact me at (317) 532-1374.

Sincerely, /s/ Amy E. Gallo Amy E. Gallo Chief Financial Officer